Securities and Exchange Commission
                                              Washington, D. C. 20549

                                                   Schedule 13G
                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No. 1)

                                                 Google, Inc.
                                                Class A Common Stock
                                              CUSIP Number 38259P508

Date of Event Which Requires Filing of this Statement:     November 30, 2004*

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

* Google, Inc reported a significant increase in the number of Class A Common Stock shares outstanding in its 10-Q filed November 15, 2004. This increase reduced the percentage of the class beneficially owned by the filers.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 38259P508

         1)     Name of reporting person:
                  Legg Mason Funds Management, Inc.
                 Tax Identification No.:
                  52-2268681

         2)     Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        3,095,619
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   3,095,619

         9)    Aggregate amount beneficially owned by each reporting person:
                  3,095,619

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  5.35%

         12)  Type of reporting person:
                  IA, CO

CUSIP No. 38259P508

         1)   Name of reporting person:
                  Legg Mason Capital Management, Inc.
               Tax Identification No.:
                   52-1268629

         2)     Check the appropriate box if a member of a group:
                  a)     x
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        1,379,925
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   1,379,925

         9)    Aggregate amount beneficially owned by each reporting person:
                  1,379,925

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)   Percent of class represented by amount in row (9):
                  2.39%

         12)   Type of reporting person:
                  IA, CO

CUSIP No. 38259P508

               1) Name of reporting person:
                  Legg Mason Focus Capital, Inc.
                Tax Identification No.:
                  52-2311719

         2)   Check the appropriate box if a member of a group:
                  a)    x
                  b)    n/a

         3)   SEC use only

         4)   Place of organization:
                             Maryland

Number of shares beneficially owned by each reporting person with:
         5)   Sole voting power:            - 0 -
         6)   Shared voting power:          2,110
         7)   Sole dispositive power        - 0 -
         8)   Shared dispositive power:     2,110

         9)   Aggregate amount beneficially owned by each reporting person:
                      2,110

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                      n/a

         11)  Percent of class represented by amount in row (9):
                      0.00%

         12)  Type of reporting person:
                      IA, CO
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         Item 1a)     Name of issuer:
                           Google, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           1600 Amphitheatre Parkway
                           Mountain View, CA  91367

         Item 2a)    Name of person filing:
                           Legg Mason Funds Management, Inc.
                           Legg Mason Capital Management, Inc.
                           Legg Mason Focus Capital, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Legg Mason Funds Management, Inc.
                                    Maryland corporation
                           Legg Mason Capital Management, Inc.
                                    Maryland corporation

         Item 2d)    Title of class of securities:
                        Class A Common Stock

         Item 2e)    CUSIP No. 38259P508

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
         (a)[   ] Broker or dealer under Section 15 of the Act.
         (b)[   ] Bank as defined in Section 3(a)(6) of the Act.
         (c)[   ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[   ] Employee Benefit Plan, Pension Fund which is subject to
         ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g)[   ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G)
         (h) [X]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:             4,477,654

         (b)     Percent of Class:  7.74%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)  shared power to vote or to direct the vote:
                                    4,477,654
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    4,477,654

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                  Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A common stock of the issuer. No such account owns more than 5% of the shares outstanding.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                         Legg Mason Funds Management, Inc.-investment adviser Legg Mason Capital Management, Inc.-investment adviser Legg Mason Focus Capital, Inc. - investment adviser

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                     Signature
                                                    -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date  December 10, 2004

         Legg Mason Funds Management, Inc.


         By___________________________________________
                 Andrew J. Bowden, Senior Vice President

         Legg Mason Capital Management, Inc.


         By___________________________________________
                 Andrew J. Bowden, Senior Vice President

         Legg Mason Focus Capital, Inc.


         By___________________________________________
                 Robert G. Hagstrom, President



                                                     Exhibit A
                                              Joint Filing Agreement

                                      --------------------------------------
         This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s)identified in
Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.

         Legg Mason Funds Management, Inc.


         By__________________________________________________
                    Andrew J. Bowden, Senior Vice President

         Legg Mason Capital Management, Inc.


         By__________________________________________________
                     Andrew J. Bowden, Senior Vice President

         Legg Mason Focus Capital, Inc.


         By___________________________________________________
                     Robert G. Hagstrom, President